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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITES EXCHANGE ACT OF 1934**

For the month of **October, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___October 27, 2006_	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS, INC.

C.U.S.I.P. 780919106 **TSX.V: RSM**
LISTED: S&P AND MOODY'S **OTCBB: RYSMF**

For immediate release

Royal Standard Minerals Inc. ("RSM") Announces That A Lawsuit Has Been Filed Against Former Employees Luke Norman and Timothy Master.

Vancouver, September 26, 2006 – On September 25, 2006, RSM filed a lawsuit in the British Columbia Supreme Court in Vancouver, British Columbia against Luke Norman and Timothy Master.

The complaint alleges that while employed by RSM and thereafter, contrary to their duties to RSM, the Norman and Master participated in a pattern of behavior which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of RSM, uttering threats and defamatory and/or slanderous words against RSM and its management, and damaging the name and reputation of RSM. The complaint also alleges violations of the British Columbia *Business Corporations Act* and the *Securities Act*.

RSM seeks injunctive relief restraining Norman and Master from further communicating the alleged slander and misinformation regarding RSM. In addition to the injunctive relief, RSM seeks to recover damages for conspiracy to injure, defamation, slander, and special damages for breach of fiduciary duty.

RSM's president and CEO, Roland M. Larson stated that "Norman and Master are no longer employed by Royal Standard Minerals Inc., however, by filing the lawsuit against these former employees, RSM is demonstrating its commitment to putting a stop to their interference and to recovering damages for the harm that the have done to RSM thus far. We are committed to moving forward and distancing ourselves from these two individuals and their activities."

Royal Standard Minerals Inc. is an exploration and development company with advanced gold-silver projects in Nevada.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Corporation may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Corporation.

For More Information
Please call Roland Larsen @ 775-487-2454 or FAX @ 775-487-2460
Visit our website at http://www.royal-standard.com
Royal Standard shares are traded on the TSX Venture Exchange, symbol: RSM and the US OTCBB, symbol RYSMF